SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 18, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐        No   ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Partner Communications Announces New Organizational Structure and Leadership Team Designed to Support Comprehensive Communications Provider Strategy

PARTNER COMMUNICATIONS ANNOUNCES NEW
 ORGANIZATIONAL STRUCTURE AND LEADERSHIP TEAM
DESIGNED TO SUPPORT COMPREHANSIVE COMMUNICATIONS
PROVIDER STRATEGY

ROSH HA'AYIN, Israel, February 18, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator announces today a comprehensive organizational change that is designed to accomplish its strategy of transforming from a pure cellular player into a comprehensive communications service provider, as well as strengthening Partner's customer-centric approach. The change is mainly driven by the trend of convergence in communications services and by the increasing complexity of products and customers' needs.

The new structure includes three modifications to the organizational structure:

•
The establishment of Private and Business Customers Divisions - each of them incorporates all aspects of customer care, including sales of a wide variety of fixed and mobile products, customer services, technical support and retention activities.

•
The amalgamation of the current Fixed Line Division into the new structure in order to maximize the synergy between the fixed line and the mobile services and also enlist existing sales channels to the new fixed services sale efforts.

The consequent main changes in the leadership team, effective March 1st 2010, are as follows:

•	Mr. Erez Paz, who presently serves as V.P of Marketing and Content, will lead the Private Customers Segment Division;
•	Mr. Gil Rosenfeld, who presently serves as V.P of the Sales Division, will lead the Business Customers Segment Division.

•
Mr. Yacov Kedmi will be appointed as Head of Marketing, Content and Growth Engines Division. Mr. Kedmi is an international strategic marketing expert who also served as the first V.P Marketing, Media and Content at Partner.

•	Mr. Eli Glickman, the Deputy CEO, will lead and oversee the cross-company structural changes and the amalgamation of the fixed line division into the new organizational structure.

Mr. Chaim Beker, V.P of Operation and Logistics who joined the Company in 1998, was part of the founding team and orchestrated key processes throughout the years, has decided to retire at the age of 65.  Mr. Beker will continue to serve as a V.P of Operation and Logistics until his successor assumes responsibility.

Following a highly successful tenure of seven years in the Company during which he served as CTO and then started up and led the Fixed Line Division, Mr. Alon Berman has decided to pursue other business and career opportunities. Mr. Berman will continue to serve as V.P of the Fixed Line Division until the completion of the division's amalgamation into the new organizational structure.

Mr. David Avner, Partner's CEO, said today, "The new organizational structure as well as the personnel changes mark the completion of the first phase of the Company's strategic plan to become a comprehensive communications service provider that was announced approximately 12 months ago and will better position the Company to implement and achieve its new corporate strategy and financial goals. I am certain that this talented, professional and seasoned management team will continue to leverage and maximize Partner's value and assets created over the years."

Mr. Avner added: "I would like to take this opportunity to thank my colleagues Mr. Chaim Beker, who was part of the founding team, and Mr. Alon Berman, who served as a CTO during the deployment of our 3G network and established our fixed line business, for their enormous contribution to the unprecedented success of Partner. I wish them success in their new endeavors. I would also like to congratulate Mr. Kedmi for joining our leading team and also Mr. Rosenfeld and Mr. Paz, for their new roles, wishing them a great success".

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamic"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010 and  On Jan 17, 2010 Scailex announced the sale of Dymanic’s activity to Cellcom) and; (3) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Strategy and IR Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

Dated: February 18, 2010	By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer